File Number: 57832-20

Web site: www.langmichener.com

Direct Line: (604) 691-7439
Direct Fax Line: (604) 691-7351
E-Mail: akagna@lmls.com

December 14, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Mr. John W. Madison
Attorney, Division of Corporate Finance

Dear Sirs/Mesdames:

Nord Resources Corporation
Form SB-2 filed October 19, 2007 (“SB-2”),
as amended by Amendment No. 1 filed on November 26, 2007 (“Amendment No. 1”)
SEC File No. 333-146813

We write on behalf of Nord Resources Corporation (the “Company”) to advise that the Company has caused Amendment No. 2 to the SB-2 (“Amendment No. 2”) to be filed with the Commission via the EDGAR system. We enclose with this letter two copies of Amendment No. 2, plus two copies of the document redlined to show the changes from Amendment No. 1.

The changes reflected in Amendment No. 2 were made to address comments received from the British Columbia Securities Commission in connection with a prospectus which is being filed therewith.

Please advise whether we may proceed to request acceleration of effectiveness of the SB-2.

Please note that Herb Ono will be away from our office on vacation during the week of December 17th. In his absence, please contact the undersigned with any questions or comments on this matter.

Yours truly,

/s/ Anita B. Kagna

Anita B. Kagna*
for Lang Michener LLP

*Licensed to Practice in the State of New York

ABK/
Encls.

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA
Richard D. Angell, CPA

cc:	Nord Resources Corporation
	Attention:	Erland A. Anderson
John T. Perry

cc:	Bikerman Engineering & Technology Associates, Inc.
	Attention:	David Bikerman

cc:	Fraser Milner Casgrain LLP
	Attention:	James Clare

cc:	Dorsey & Whitney LLP
	Attention:	Gil Cornblum